Exhibit 99.97

CannTrust and Apotex Accelerate Partnership to Fuel Global

Expansion in Medical Cannabis Market

Research and Development will also Lead Product Innovation in Recreational Market

VAUGHAN, ON, August 8, 2018 /CNW/ - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada's leading licensed producers and most trusted brands of cannabis announced today that the Company is accelerating its exclusive partnership with Apotex Inc., the largest Canadian-owned generic pharmaceutical company and a global leader and innovator in the production and distribution of high-quality, affordable medicines. Ahead of schedule, the partnership is developing alternate dosage formats for medical cannabis products, which will advance CannTrust’s leadership in the medical cannabis market in Canada, and on a global basis. The Companies are increasing their focus on extensive research and development. The result will be innovative new products and competitive additions to the CannTrust portfolio, including both quick release and sustained release formats for THC and CBD. This advancement will provide more choice to meet the growing demand from both healthcare practitioners and their patients for standardized cannabis dosages.

As part of the Apotex partnership, applications will also be made for Drug Identification Number (DIN) registration for proprietary formulations following completion of clinical trials. Once registered as a medication, they may be sold in pharmacies, included in benefit plans, and distributed to countries globally. This DIN registration will facilitate the rapid expansion of CannTrust to a global marketplace, including the 85 countries where Apotex currently distributes products.

In preparation, the Apotex engineering team is collaborating with CannTrust and installing new equipment at CannTrust’s manufacturing facility in Vaughan to produce in-house once the products are approved.

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CannTrust set for leadership in new estimated $1.5 Billion Market

In June 2018, the U.S. Food and Drug Administration approved Epidiolex, a medicine containing CBD, for the treatment of seizures associated with two rare forms of epilepsy. This landmark decision marks the first drug comprised of an active ingredient derived from cannabis to be given FDA approval, and sets a precedent for other cannabis-based medicines to follow. The announcement means that CBD is expected to be rescheduled by the Drug Enforcement Agency within 90 days, opening up a new legal market valued at $1.5 billion for CannTrust’s trusted supply of high-quality, standardized medical cannabis products once they are granted DIN registration.

“Our accelerated pace of research and development with Apotex will create tremendous growth in new dosage formats for medical cannabis in Canada and globally, making their use more acceptable and accessible. Apotex is recognized as a Canadian pharmaceutical innovator for Canada and the world, and is at the forefront of product quality, innovation and market reach. We couldn’t be more thrilled to combine our expertise for the benefit of our customers, and for the entire cannabis industry,” says Brad Rogers, President, CannTrust.

“We are very excited to intensify our research, development and product innovation work with CannTrust as we see tremendous opportunity within the pharmaceutical markets. Work began on the new formulations in May, and our target is to introduce them within the year. These new products, along with the work we are doing to secure DIN registration for CannTrust products promise vast potential growth within Canadian and international markets, including the U.S.,” adds Jeff Watson, President & COO, Apotex Inc.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

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As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Greenhouse Facility. The Phase Two expansion is underway and is anticipated to be completed and in cultivation by Fall 2018. Phase Three construction, with an additional projected 600,000 sq. ft. greenhouse, has begun and is fully funded. The industry’s broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing center of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for customers to use medical cannabis. We support ongoing customer education about medical cannabis and have a compassionate use program to support customers with financial needs. For more information, please visit: www.canntrust.ca.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity, expectations for future legalization in Canada of edible cannabis products and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

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Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

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For more information or to arrange an interview with Brad Rogers, please contact

Sybil Eastman at Strategic Objectives.

Tel: (416) 366-7735 X254 | Email: sybil.eastman@strategicobjectives.com

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

RELATED LINKS

www.canntrust.ca